SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549


                                 FORM 11-K



(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [Fee Required] for the fiscal year ended December 31, 1994.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [No Fee Required] for the transition period from _________ to _________.


Commission File Number  001-04777
- ---------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      MATTEL, INC. PERSONAL INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Price Waterhouse LLP letterhead]



                   REPORT OF INDEPENDENT ACCOUNTANTS
                   ---------------------------------




June 13, 1995



To the Plan Administrator and Participants of the Mattel, Inc. Personal Investment Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Mattel, Inc. Personal Investment Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Price Waterhouse LLP
- ------------------------

                                MATTEL, INC. PERSONAL INVESTMENT PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
               -------------------------------------------------------------------------
                                              DECEMBER 31, 1994
                                              -----------------

                                                       Participant Directed
                             ------------------------------------------------------------------------
                                Fixed         Managed         Equity         Mattel
                                Income         Equity          Index          Stock      Participant
                               Account        Account         Account        Account        Loans
                             ------------   ------------   ------------   ------------   ------------
      ASSETS
      ------
Investments, at fair value
 (Notes 2 and 3):

Stock index fund                        -              -   $ 13,389,000              -              -

Managed equity fund                     -   $ 13,293,000              -              -              -

Mattel stock fund                       -              -              -   $  2,715,000              -

Participant loans receivable
  (Note 1)                              -              -              -              -   $  5,764,000
                             ------------   ------------   ------------   ------------   ------------
                                        -     13,293,000     13,389,000      2,715,000      5,764,000

Deposits with insurance
 companies, at contract
 value (Note 3)              $119,565,000              -              -              -              -
                             ------------   ------------   ------------   ------------   ------------
    Total investments         119,565,000     13,293,000     13,389,000      2,715,000      5,764,000
                             ------------   ------------   ------------   ------------   ------------

Cash and cash equivalents       3,061,000              -              -        110,000              -
                             ------------   ------------   ------------   ------------   ------------
Receivables:

Accrued interest and
 dividends receivable              12,000              -              -          7,000              -

Contributions receivable          (47,000)             -              -         51,000              -
                             ------------   ------------   ------------   ------------   ------------
    Total receivables             (35,000)             -              -         58,000              -
                             ------------   ------------   ------------   ------------   ------------
    Total assets             $122,591,000   $ 13,293,000   $ 13,389,000   $  2,883,000   $  5,764,000
                             ============   ============   ============   ============   ============

    LIABILITIES
    -----------

Excess contributions
  received from employer                -              -              -              -              -
                             ------------   ------------   ------------   ------------   ------------
    Net assets               $122,591,000   $ 13,293,000   $ 13,389,000   $  2,883,000   $  5,764,000
                             ============   ============   ============   ============   ============



                 MATTEL, INC. PERSONAL INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
- -------------------------------------------------------------------------
                              DECEMBER 31, 1994
                              -----------------

                                 Non-
                             Participant
                               Directed
                             ------------
                               Clearing
                                Account         Total
                             ------------   ------------
      ASSETS
      ------
Investments, at fair value
 (Notes 2 and 3):

Stock index fund                        -   $ 13,389,000

Managed equity fund                     -     13,293,000

Mattel stock fund                       -      2,715,000

Participant loans receivable
  (Note 1)                              -      5,764,000
                             ------------   ------------
                                        -     35,161,000

Deposits with insurance
 companies, at contract
 value (Note 3)                         -    191,565,000
                             ------------   ------------
    Total investments                   -    154,726,000
                             ------------   ------------

Cash and cash equivalents    $    159,000      3,330,000
                             ------------   ------------
Receivables:

Accrued interest and
 dividends receivable                   -         19,000

Contributions receivable                -          4,000
                             ------------   ------------
    Total receivables                   -         23,000
                             ------------   ------------
    Total assets             $    159,000   $158,079,000
                             ============   ============

    LIABILITIES
    -----------

Excess contributions
  received from employer                -              -
                             ------------   ------------
    Net assets               $    159,000   $158,079,000
                             ============   ============




              The accompanying notes are an integral part of these financial statements.

                                MATTEL, INC. PERSONAL INVESTMENT PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
               -------------------------------------------------------------------------
                                              DECEMBER 31, 1993
                                              -----------------

                                                       Participant Directed
                             ------------------------------------------------------------------------
                                Fixed         Managed         Equity         Mattel
                                Income         Equity          Index          Stock      Participant
                               Account        Account         Account        Account        Loans
                             ------------   ------------   ------------   ------------   ------------
      ASSETS
      ------
Investments, at fair value
 (Notes 2 and 3):

Government, corporate and
  agency obligations         $  9,206,000              -              -              -              -

Stock index fund                        -              -   $ 11,285,000              -              -

Managed equity fund                     -   $ 11,848,000              -              -              -

Mattel stock fund                       -              -              -   $  1,420,000              -

Participant loans receivable
  (Note 1)                              -              -              -              -   $  4,760,000
                             ------------   ------------   ------------   ------------   ------------
                                9,206,000     11,848,000     11,285,000      1,420,000      4,760,000

Deposits with insurance
 companies, at contract
 value (Note 3)               102,682,000              -              -              -              -
                             ------------   ------------   ------------   ------------   ------------
    Total investments         111,888,000     11,848,000     11,285,000      1,420,000      4,760,000
                             ------------   ------------   ------------   ------------   ------------

Cash and cash equivalents       1,854,000         11,000          7,000          6,000              -
                             ------------   ------------   ------------   ------------   ------------
Receivables:

Accrued interest and
 dividends receivable             730,000        241,000              -          3,000              -

Contributions receivable                -              -              -              -              -
                             ------------   ------------   ------------   ------------   ------------
    Total receivables             730,000        241,000              -          3,000              -
                             ------------   ------------   ------------   ------------   ------------
    Total assets             $114,472,000   $ 12,100,000   $ 11,292,000   $  1,429,000   $  4,760,000
                             ============   ============   ============   ============   ============

    LIABILITIES
    -----------

Excess contributions
  received from employer          151,000         83,000         44,000          8,000              -
                             ------------   ------------   ------------   ------------   ------------
    Net assets               $114,321,000   $ 12,017,000   $ 11,248,000   $  1,421,000   $  4,760,000
                             ============   ============   ============   ============   ============


                 MATTEL, INC. PERSONAL INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
- -------------------------------------------------------------------------
                              DECEMBER 31, 1993
                              -----------------

                                 Non-
                             Participant
                               Directed
                             ------------
                               Clearing
                                Account         Total
                             ------------   ------------
      ASSETS
      ------
Investments, at fair value
 (Notes 2 and 3):

Government, corporate and
  agency obligations                    -   $  9,206,000

Stock index fund                        -     11,285,000

Managed equity fund                     -     11,848,000

Mattel stock fund                       -      1,420,000

Participant loans receivable
  (Note 1)                              -      4,760,000
                             ------------   ------------
                                        -     38,519,000

Deposits with insurance
 companies, at contract
 value (Note 3)                         -    102,682,000
                             ------------   ------------
    Total investments                   -    141,201,000
                             ------------   ------------

Cash and cash equivalents               -      1,878,000
                             ------------   ------------
Receivables:

Accrued interest and
 dividends receivable                   -        974,000

Contributions receivable                -              -
                             ------------   ------------
    Total receivables                   -        974,000
                             ------------   ------------
    Total assets             $          -   $144,053,000
                             ============   ============

    LIABILITIES
    -----------

Excess contributions
  received from employer                -        286,000
                             ------------   ------------
    Net assets               $          -   $143,767,000
                             ============   ============




              The accompanying notes are an integral part of these financial statements.


                                MATTEL, INC. PERSONAL INVESTMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994
                                ------------------------------------


                                                      Participant Directed
                             ---------------------------------------------------------------------
                                  Fixed        Managed       Equity       Mattel
                                 Income        Equity        Index        Stock       Participant
                                 Account       Account       Account      Account        Loans
                              ------------   -----------   -----------   ----------   ------------
Investment income:
  Interest                    $  7,803,000             -             -   $    3,000   $    384,000

  Dividends                              -             -             -       21,000              -

  Net appreciation
   (depreciation) in fair
   value of investments
   (Note 3)                              -   $  (424,000)  $   154,000       17,000              -

Contributions:
  Employer                       5,004,000     1,092,000       969,000      289,000              -

  Employee                       5,655,000     1,465,000     1,265,000      410,000              -

  Fund transfers                (2,425,000)      186,000       558,000      897,000        784,000

Benefit payments                (7,767,000)   (1,043,000)     (805,000)    (175,000)      (164,000)
                              ------------   -----------   -----------   ----------   ------------
Increase in net assets
 available for benefits          8,270,000     1,276,000     2,141,000    1,462,000      1,004,000
                              ------------   -----------   -----------   ----------   ------------
Net assets available for
  benefits:
  Beginning of year            114,321,000    12,017,000    11,248,000    1,421,000      4,760,000
                              ------------   -----------   -----------   ----------   ------------
  End of year                 $122,591,000   $13,293,000   $13,389,000   $2,883,000   $  5,764,000
                              ============   ===========   ===========   ==========   ============



                    MATTEL, INC. PERSONAL INVESTMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                   FOR THE YEAR ENDED DECEMBER 31, 1994
                   ------------------------------------

                                 Non-
                             Participant
                               Directed
                             ------------
                               Clearing
                                Account         Total
                             ------------   -------------
Investment income:
  Interest                    $      3,000  $   8,193,000 (a)

  Dividends                              -         21,000

  Net appreciation
   (depreciation) in fair
   value of investments
   (Note 3)                              -       (253,000)

Contributions:
  Employer                          (4,000)     7,350,000

  Employee                         (16,000)     8,779,000 (a)

  Fund transfers                     7,000          7,000

Benefit payments                   169,000     (9,785,000)
                              ------------   ------------
Increase in net assets
 available for benefits            159,000     14,312,000
                              ------------   ------------
Net assets available for
  benefits:
  Beginning of year                      -    143,767,000
                              ------------   ------------
  End of year                 $    159,000   $158,079,000
                              ============   ============


(a) Interest income related to participant loans of $384,000 was reclassified from employee contributions to interest income.


             The accompanying notes are an integral part of these financial statements.


                                MATTEL, INC. PERSONAL INVESTMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1993
                                ------------------------------------


                                                      Participant Directed
                             ---------------------------------------------------------------------
                                  Fixed        Managed       Equity       Mattel
                                 Income        Equity        Index        Stock       Participant
                                 Account       Account       Account      Account        Loans
                              ------------   -----------   -----------   ----------   ------------
Investment income:
  Interest                    $  8,022,000             -             -   $    1,000   $    356,000

  Dividends                              -   $   253,000             -       10,000              -

  Net appreciation
   in fair value of
   investments (Note 3)                  -     1,272,000   $   957,000      110,000              -

Contributions:
  Employer                       5,109,000       766,000       781,000      166,000              -

  Employee                       5,204,000     1,033,000     1,076,000      244,000              -

  Fund transfers                (1,042,000)      265,000       (68,000)     147,000        698,000

Benefit payments                (3,996,000)     (323,000)     (336,000)     (41,000)      (160,000)
                              ------------   -----------   -----------   ----------   ------------
Increase in net assets
 available for benefits         13,297,000     3,266,000     2,410,000      637,000        894,000
                              ------------   -----------   -----------   ----------   ------------
Net assets available for
  benefits:
  Beginning of year            101,024,000     8,751,000     8,838,000      784,000      3,866,000
                              ------------   -----------   -----------   ----------   ------------
  End of year                 $114,321,000   $12,017,000   $11,248,000   $1,421,000   $  4,760,000
                              ============   ===========   ===========   ==========   ============



                    MATTEL, INC. PERSONAL INVESTMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                   FOR THE YEAR ENDED DECEMBER 31, 1993
                   ------------------------------------

                                 Non-
                             Participant
                               Directed
                             ------------
                               Clearing
                                Account         Total
                             ------------   -------------
Investment income:
  Interest                               -  $   8,379,000 (a)

  Dividends                              -        263,000

  Net appreciation
   in fair value of
   investments (Note 3)                  -      2,339,000

Contributions:
  Employer                               -      6,822,000

  Employee                               -      7,557,000 (a)

  Fund transfers                         -              -

Benefit payments                         -     (4,856,000)
                              ------------   ------------
Increase in net assets
 available for benefits                  -     20,504,000
                              ------------   ------------
Net assets available for
  benefits:
  Beginning of year                      -    123,263,000
                              ------------   ------------
  End of year                 $          -   $143,767,000
                              ============   ============


(a) Interest income related to participant loans of $356,000 was reclassified from employee contributions to interest income.


             The accompanying notes are an integral part of these financial statements.

                    MATTEL, INC. PERSONAL INVESTMENT PLAN


                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
- ----------------------------------------

The following description of the Mattel, Inc. (the "Company") Personal Investment Plan (the "Plan") provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General
- -------

Established November 1, 1983, the Plan is a contributory thrift savings form of a defined contribution plan covering all nonunion employees of the Company and certain subsidiaries of Mattel, Inc. The Plan is administered by the Company under the direction of the Pension Committee of the Board of Directors of the Company. Plan assets at December 31, 1994 were held by The Northern Trust Company (the "Trustee") under the direction of the Pension Committee. Plan assets at December 31, 1993 and until May 30, 1994 were held by the Bank of America, N.T.S.A. Effective May 31, 1994, plan assets were transferred to The Northern Trust Company. There were approximately 2,704 participants in the Plan as of December 31, 1994.

In 1989, the Plan was amended retroactive to January 1, 1987 in order to comply with rules and regulations set forth in the Tax Reform Act of 1986. In August 1992, the Plan was amended to provide to participants the option to invest in Mattel common stock as a fourth investment alternative. Effective in January 1993, the Plan was amended and restated to reflect technical provisions as required by the Unemployment Compensation Amendments of 1992 to the Internal Revenue Code of 1986 relating to direct rollovers between qualified plans and mandatory withholding rules, and to adjust the provisions relating to the voting of stock in the Mattel stock fund. There were no changes or amendments made to the Plan during the current year.


Contributions
- -------------

The Company makes automatic contributions ranging from 2 percent to 7 percent of compensation based upon covered participants' ages, regardless of whether the employees elect to personally contribute to the Plan. Each employee may contribute from 1 percent to 6 percent of his or her compensation. The Company will match 100 percent of the first 2 percent of compensation contributed by an employee and 50 percent of the next 4 percent. In addition, each employee may contribute up to an additional 9 percent of compensation, with no matching contribution by the Company. Participants are permitted to direct all contributions made to the Plan into one or more of four separate investment funds: a fixed income account, a managed equity account, an equity index account and the Mattel stock account. Participants may change their investment options twice each quarter.

- ------


Vesting
- -------

Each participant hired prior to July 1, 1989 has a 100 percent vested interest in all contributions and earnings in his or her account, including the Company's matching contributions. Each participant hired after July 1, 1989 is immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of the participant's account plus actual earnings thereon is based on years of continuous service. Participants become 25% vested after two years of credited service and vest an additional 25% for each additional year of service through the fifth year at which time 100% vesting occurs.


Participant Loans Receivable
- ----------------------------

Participants may borrow from their accounts from a minimum of $2,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the Prime Rate plus one percent set at the beginning of the month in which the loan is granted. The interest rate is set for the duration of the loan. As of December 31, 1994, interest rates on loans outstanding ranged from 7 percent to 11 percent. Principal and interest are paid ratably through payroll deductions. In addition, funds may be withdrawn by participants prior to retirement under limited circumstances, subject to restrictions as defined by the Plan.


Participant Accounts
- --------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are made based on the fund allocation percentages used for the employees' contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


Payment of Benefits
- -------------------

Upon termination of service due to death, disability, retirement or other reasons, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants automatically become 100% vested in their account balance if their termination is due to total disability or retirement.


Expenses of the Plan
- --------------------

Expenses incurred in the administration of the Plan are paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- ----------------------------------------------------

Basis of Accounting
- -------------------

The financial statements of the Plan are prepared using the accrual basis of accounting.


Valuation of Investments
- ------------------------

Investments are presented in the accompanying statement of net assets available for benefits at their fair value. Investments held in the managed equity fund, equity index fund and Mattel stock fund are valued using quoted market prices. Investments in the fixed income fund, made primarily pursuant to guaranteed investment contracts, are valued at contract values as determined by the insurance companies. Contract value represents contributions made under a guaranteed investment contract, plus interest at the contract rate, less administration expenses charged by the insurance company. Participant loans receivable are valued at cost which approximates fair value.


Contributions
- -------------

Contributions from Plan participants are recorded in the period in which the Company makes payroll deductions from the employees' compensation. The Company's matching contributions are recorded in the period corresponding with the employee contributions. Employee rollover contributions are included as Employee Contributions in the financial statements.


Income Recognition
- ------------------

In accordance with the policy of presenting investments at current fair value, the net appreciation or depreciation in the fair value of investments during the period is reflected in the statement of changes in net assets available for benefits. Such net appreciation or depreciation in current fair value includes realized gains and losses on dispositions of securities during the period. Security transactions are recorded on a trade date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.


Payment of Benefits
- -------------------

Benefits payable to former employees are recorded in the period in which payment occurs.


Reclassifications
- -----------------

Certain reclassifications have been made to conform prior period amounts to current year presentation.

NOTE 3 - INVESTMENTS:
- --------------------

The fair value of investments held by the Trustee at December 31, 1994 and 1993 is summarized in the following table:


                                          December 31,   December 31,
                                              1994           1993
                                          ------------   ------------
Investments at estimated contract value
- ---------------------------------------
(Issuer/Contract Number)
- ------------------------

Allstate Life Insurance Co.
  GA 4900                                 $  1,522,000   $  1,390,000
  GA 5048                                    1,413,000      1,289,000
  GA 5117                                    1,363,000      1,250,000
  GA 5199                                    1,921,000      1,770,000
  GA 5256                                    1,228,000      1,137,000
  GA 5304                                    1,223,000      1,128,000
  GA 5395                                    2,311,000      2,148,000

Canada Life Assurance Co.
  P 45354                                    1,048,000      1,040,000

Commonwealth Life Assurance Co.
  00040TR                                    3,170,000              -
  00040TR2                                   4,991,000              -
  00593FR                                    2,099,000              -

Confederation Life Insurance Co.
  62002                                        528,000        540,000
  62003                                        528,000        539,000
  62571                                      1,061,000      1,005,000
  62572                                      1,056,000      1,000,000
  62624                                      1,202,000      1,138,000

Crown Life Insurance Co.
  GACR - 9003541                                     -        465,000
  GACR - 9003541                                     -        465,000
  GACR - 9003541                               515,000        465,000

Hartford Life Insurance Co.
  GA - 8943                                  1,483,000      1,350,000
  GA - 9780                                  1,044,000              -
  GA - 9781                                  1,052,000              -
  GA - 9925                                  4,209,000              -
  GA - 10148                                 4,109,000              -



                                 -9-

NOTE 3: (Continued)
- ------

                                          December 31,   December 31,
                                              1994           1993
                                          ------------   ------------
John Hancock Life Insurance Co.
   GAC - 6111                             $  2,458,000   $  2,283,000
   GAC - 7166                                2,128,000      2,020,000
   GAC - 7188                                1,062,000      2,016,000

Lehman Brothers
   06530394G                                 2,510,000              -

Life of Virginia
   GS - 2000                                         -      1,007,000
   GS - 2744                                 2,114,000      1,007,000
   GS - 2725                                 4,331,000      4,084,000

Metropolitan Life Insurance Co.
   PIP 10446-9-069                                   -     16,469,000

Mutual Benefit Life Insurance Co.
   2565                                      1,211,000      1,105,000

Nationwide Life Insurance Co.
   3288-2                                            -        688,000
   5015                                      1,549,000      1,426,000

New York Life
   GA - 068                                          -      1,516,000
   GA - 068                                          -      1,516,000
   GA - 6830                                 3,204,000              -
   GA - 6830-2                               2,673,000      2,528,000
   GA - 6830-3                               2,115,000              -
   GA - 06830-004                            1,514,000              -

Northwestern National Life Insurance Co.
   21815-4                                   4,156,000      5,072,000

Ohio National Life Insurance Co.
   GA 5084-1                                         -        700,000
   GA 5084-2                                   766,000        692,000
   GA 5462                                     600,000        556,000
   GA 5376                                   1,272,000      1,173,000
   GA 5463                                     600,000        556,000



                                 -10-

NOTE 3: (Continued)
- ------

                                          December 31,   December 31,
                                              1994           1993
                                          ------------   ------------
Penn Mutual Life Insurance Co.
   91084-1                                $          -   $    501,000
   91084                                       551,000        501,000
   91139                                     2,773,000      2,536,000

Principal Mutual Life Insurance Co.
   GA 4749                                   1,513,000      1,399,000
   GA 4749-2                                 1,239,000      1,140,000
   GA 4749-3                                 1,241,000      1,140,000
   GA 4749-4                                 3,427,000      3,214,000

Protective Life Insurance Co.
   GA 333                                    1,525,000      1,513,000
   GA 571                                    1,047,000      1,040,000
   GA 602                                    1,537,000      1,526,000

Provident National Life Assurance Co.
   027-04668                                   893,000      2,068,000

Prudential Life
   GA-7773-211                               8,157,000      7,703,000
   GA-7773-212                               1,051,000              -

State Mutual Life Assurance Co.
   GA-92121-A-1                              1,577,000              -
   GA-92121-A-2                              1,577,000              -
   GA-92121-A-3                              1,039,000              -
   GA-92121-A-4                              2,078,000              -

Sun Life Assurance Co. of Canada
   S0658G                                    2,782,000      2,542,000
   S0749G                                    1,248,000      1,155,000
   S0781G                                    1,223,000      1,127,000
   S0787G                                    2,175,000      2,011,000
   S0860G                                    2,213,000      2,081,000
   S0860G                                    2,212,000      2,080,000

The Travelers Life Insurance Co.
   GR 15744                                  1,792,000      1,634,000
   GR 15862                                  1,356,000      1,238,000
                                          ------------   ------------
   Total guaranteed investment contracts   119,565,000    102,682,000
                                          ------------   ------------



                                 -11-

NOTE 3: (Continued)
- ------

                                          December 31,   December 31,
                                              1994           1993
                                          ------------   ------------
Investment Funds:

  Government, corporate and agency
    obligations                           $          -   $  9,206,000

  Wells Fargo Bank Index Fund               13,389,000     11,285,000

  Warburg Pincus/Counsellors
    Capital Appreciation Fund               13,293,000     11,848,000

  Mattel Stock Fund                          2,715,000      1,420,000
                                          ------------   ------------
     Total investment funds                 29,397,000     33,759,000

  Participant loans receivable               5,764,000      4,760,000
                                          ------------   ------------
     Total investments                    $154,726,000   $141,201,000
                                          ============   ============

During the years ended December 31, 1994 and 1993, the Plan's investments, including investments bought and sold as well as those held during the year, (depreciated)/appreciated in value as follows:

                                       December 31,   December 31,
                                           1994           1993
                                       ------------   ------------
  Wells Fargo Bank Index Fund          $    154,000   $    957,000

  Warburg Pincus/Counsellors
    Capital Appreciation Fund              (424,000)     1,272,000

  Mattel Stock Fund                          17,000        110,000
                                       ------------   ------------
                                       $   (253,000)  $  2,339,000
                                       ============   ============

A portion of the Plan assets has been invested in guaranteed investment contracts with various insurance companies. These contracts provide a minimum guaranteed annual return on investment with rates ranging from
3.50 to 9.40 percent.

The Plan administrator has directed the Trustee to invest any excess cash balances in The Northern Trust COLTV Short Term Investment Fund, which is a diversified portfolio of short-term investment securities.


                                 -12-


NOTE 4 - PLAN OBLIGATIONS:
- -------------------------

Obligations to terminated employees which have been processed and approved for payment prior to December 31, 1994 and 1993 are summarized as follows:

                                       December 31,   December 31,
                                           1994           1993
                                       ------------   ------------
  Fixed income account                            -   $    901,000

  Managed equity account                          -         28,000

  Equity index account                            -         36,000

  Mattel stock account                            -          7,000

  Participant loan account                        -              -

  Clearing account                     $    159,000              -
                                       ------------   ------------
                                       $    159,000   $    972,000
                                       ============   ============

These amounts are reflected in the Plan's Form 5500.


NOTE 5 - TAX STATUS OF THE PLAN:
- -------------------------------

The Plan administrator has received a determination letter from the Internal Revenue Service which confirmed the qualified and tax-exempt status of the Plan and of the Plan Amendments through May 31, 1993. Therefore, no provision for federal or state income tax has been made.


NOTE 6 -PLAN TERMINATION:
- -------------------------

The Company anticipates that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants shall be entitled to receive their account balance.


                                 -13-


                                                                    SCHEDULE I
                                                                    ----------

                                                                   Page 1 of 3
                    MATTEL, INC. PERSONAL INVESTMENT PLAN

          ITEM 27a - ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994
          ----------------------------------------------------------

                                    Description
    Investment Funds               of Investment       Cost       Current Value
- ----------------------------      ---------------  ------------   -------------
Wells Fargo Bank                    Stock Index
                                       Fund        $ 13,108,000   $  13,389,000

Warburg Pincus/Counsellors        Managed Equity
  Capital Appreciation Fund*           Fund          13,038,000      13,293,000

Mattel Stock Fund*                   Stock Fund       2,383,000       2,715,000
                                                   ------------   -------------
  Total investment funds                             28,529,000      29,397,000

Participant Loans Receivable      Interest Rates:
- ----------------------------       7-11%
                                  Maturity Dates:
                                   1-15 years                 -       5,764,000
                                                   ------------   -------------
                                                     28,529,000      35,161,000
                                                   ------------   -------------


Guaranteed Investment Contracts   Contract Number      Cost      Contract Value
- -------------------------------   ---------------  ------------  --------------
(Issuer/Rate/Maturity)

Allstate Life Insurance Co.
  8.78%          05/01/95              GA   4900   $  1,522,000  $    1,522,000
  8.85%          11/30/95              GA   5048      1,413,000       1,413,000
  8.30%          05/10/96              GA   5117      1,363,000       1,363,000
  7.83%          09/02/96              GA   5199      1,921,000       1,921,000
  7.37%          02/05/97              GA   5256      1,228,000       1,228,000
  7.76%          04/23/97              GA   5304      1,223,000       1,223,000
  7.00%          11/12/97              GA   5395      2,311,000       2,311,000

Canada Life Assurance Co.
   9.2%          08/21/95                  45354      1,048,000       1,048,000

Commonwealth Life Assurance Co.
 6.219%          11/25/97                00040TR      3,170,000       3,170,000
 5.186%          07/15/97               00040TR2      4,991,000       4,991,000
  6.78%          04/07/99                00593FR      2,099,000       2,099,000

Confederation Life Insurance Co.
  8.66%          01/02/95                  62002        528,000         528,000
  8.66%          01/04/95                  62003        528,000         528,000
  7.54%          11/08/96                  62571      1,061,000       1,061,000
  7.52%          12/02/97                  62572      1,056,000       1,056,000
  7.55%          02/21/97                  62624      1,202,000       1,202,000




*  Party-in-Interest


                                 -14-

                                                                    SCHEDULE I
                                                                    ----------

                                                                   Page 2 of 3
                    MATTEL, INC. PERSONAL INVESTMENT PLAN

   ITEM 27a - ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994 (Continued)
   ----------------------------------------------------------

                                  Contract Number      Cost      Contract Value
                                  ---------------  ------------  --------------
Crown Life Insurance Co.
  9.26%         04/23/95           GACR - 9003541  $    515,000  $     515,000

Hartford Life Insurance Co.
  9.05%         08/14/95                  GA-8943     1,483,000      1,483,000
  4.51%         07/01/96                  GA-9780     1,044,000      1,044,000
  5.23%         01/04/99                  GA-9781     1,052,000      1,052,000
  7.17%         05/07/99                  GA-9925     4,209,000      4,209,000
  7.28%         08/04/99                 GA-10148     4,109,000      4,109,000

John Hancock Life Insurance Co.
  7.05%         01/02/97                 GAC-6111     2,458,000      2,458,000
  4.92%         09/30/98                 GAC-7166     2,128,000      2,128,000
  4.94%         10/01/98                 GAC-7188     1,062,000      1,062,000

Lehman Brothers
  7.57%         12/12/99                06530394G     2,510,000      2,510,000

Life of Virginia
  4.57%         07/01/97                  GS-2744     2,114,000      2,114,000
  5.55%         07/13/98                  GS-2725     4,331,000      4,331,000

Mutual Benefit Life Insurance Co.
  3.50%         01/02/04                     2565     1,211,000      1,211,000

Nationwide Life Insurance Co.
  7.92%         08/26/96                     5015     1,549,000      1,549,000

New York Life
   5.2%         08/31/98                  GA-6830     3,204,000      3,204,000
   5.3%         10/15/98                GA-6830-2     2,673,000      2,673,000
   5.8%         01/29/99                GA-6830-3     2,115,000      2,115,000
  8.20%         11/17/99             GA-06830-004     1,514,000      1,514,000

Northwestern Nat'l Life Insurance
   8.5%         02/02/96                  21815-4     4,156,000      4,156,000

Ohio National Life Insurance Co.
  9.26%         06/08/95                GA 5084-2       766,000        766,000
  7.33%         06/04/96                GA   5462       600,000        600,000
  7.73%         11/02/96                GA   5376     1,272,000      1,272,000
  7.33%         07/03/97                GA   5463       600,000        600,000




                                 -15-


                                                                    SCHEDULE I
                                                                    ----------

                                                                   Page 3 of 3
                    MATTEL, INC. PERSONAL INVESTMENT PLAN

   ITEM 27a - ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994 (Continued)
   ----------------------------------------------------------

                                  Contract Number      Cost      Contract Value
                                  ---------------  ------------  --------------
Penn Mutual Life Insurance Co.
   9.04%         09/23/95                   91084  $    551,000  $      551,000
   8.56%         03/08/96                   91139     2,773,000       2,773,000

Principal Mutual Life Insurance Co.
    7.5%         11/18/96                 GA 4749     1,513,000       1,513,000
   8.05%         03/25/97               GA 4749-2     1,239,000       1,239,000
    8.1%         04/26/97               GA 4749-3     1,241,000       1,241,000
    6.1%         09/10/97               GA 4749-4     3,427,000       3,427,000

Protective Life Insurance Co.
    9.4%         10/26/95                  GA 333     1,525,000       1,525,000
   8.83%         06/16/96                  GA 571     1,047,000       1,047,000
   8.02%         10/10/96                  GA 602     1,537,000       1,537,000

Provident National Life Assurance Co.
   8.57%         03/02/95               027-04668       893,000         893,000

Prudential Life
   5.44%         12/30/98             GA-7773-211     8,157,000       8,157,000
   5.83%         02/16/99             GA-7773-212     1,051,000       1,051,000

State Mutual Life Assurance Co.
   5.76%         03/26/98            GA-92121-A-1     1,577,000       1,577,000
   5.76%         02/09/99            GA-92121-A-2     1,577,000       1,577,000
   7.05%         None                GA-92121-A-3     1,039,000       1,039,000
   7.05%         07/09/99            GA-92121-A-4     2,078,000       2,078,000
Sun Life Assurance Co. of Canada
   8.67%         04/11/96                  S0658G     2,782,000       2,782,000
   7.38%         01/20/97                  S0749G     1,248,000       1,248,000
   7.50%         06/01/97                  S0781G     1,223,000       1,223,000
    7.5%         06/01/97                  S0787G     2,175,000       2,175,000
   5.82%         03/18/98                  S0860G     2,213,000       2,213,000
   5.85%         04/23/98                  S0860G     2,212,000       2,212,000

The Travelers Life Insurance Co.
   8.85%         07/01/96                 GR15744     1,792,000       1,792,000
    8.8%         09/30/96                 GR15862     1,356,000       1,356,000
                                                   ------------   -------------
  Total guaranteed investment contracts             119,565,000     119,565,000
                                                   ------------   -------------
              Total investments                    $148,094,000   $ 154,726,000
                                                   ============   =============


                                 -16-

                                                                    SCHEDULE V
                                                                    ----------
                   MATTEL, INC. PERSONAL INVESTMENT PLAN

           TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE CURRENT
       VALUE OF PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1994 (1)
       -------------------------------------------------------------

                       Description    Purchase
  Party Involved         of Asset       Price     Transactions
- --------------------   ------------  -----------  ------------
Bank of America *      Short Term    $22,250,000            87
                       Investment
                       Fund

The Northern Trust *   COLTV Short   $38,777,000           152
                       Term Invest-
                       ment Fund

The Northern Trust *   Wells Fargo   $13,934,000            42
                       Equity Index
                       Fund

The Northern Trust *   Wells Fargo
                       S&P Stock
                       Fund

Metropolitan Life      PIP #10446-
  Insurance Co.        9-069 9.48%
                       06/01/94



                                                                    SCHEDULE V
                                                                    ----------
                      MATTEL, INC. PERSONAL INVESTMENT PLAN

              TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE CURRENT
          VALUE OF PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1994 (1)
          -------------------------------------------------------------

                                                                               Current
                                                                               Value of
                                                                               Asset on
                       Description     Selling                    Cost of    Transaction    Net Gain/
  Party Involved         of Asset       Price     Transactions     Asset         Date        (Loss)
- --------------------   ------------  -----------  ------------  -----------  ------------  -----------
Bank of America *      Short Term    $23,924,000            65  $23,924,000  $ 23,924,000          -0-
                       Investment
                       Fund

The Northern Trust *   COLTV Short   $42,107,000           186  $42,107,000  $ 42,107,000          -0-
                       Term Invest-
                       ment Fund

The Northern Trust *   Wells Fargo
                       Equity Index
                       Fund

The Northern Trust *   Wells Fargo   $12,357,000             4  $10,906,000  $ 12,357,000  $1,451,000
                       S&P Stock
                       Fund

Metropolitan Life      PIP #10446-   $16,469,000             7  $16,469,000  $16,469,000         -0-
  Insurance Co.        9-069 9.48%
                       06/01/94


*   Party-in-interest

(1) Computed based on the net asset value of the Plan at December 31, 1993 of $143,767,000.



        Prepared from data certified by Bank of America and The Northern Trust.

                             POWER OF ATTORNEY
                             -----------------


          We, the undersigned members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan, do hereby severally constitute and appoint N. Ned Mansour, Robert Normile, Leland P. Smith and John L. Vogelstein, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as members of said Committee and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plan to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan have duly caused this Annual Report on Form 11-K to be signed on behalf of the Plan by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on June 29, 1995.



                                      MATTEL, INC. PERSONAL
                                      INVESTMENT PLAN


                                      By: /s/ Jill E. Barad
                                          -----------------
                                          Jill E. Barad

                                      By: /s/ Harold Brown
                                          ----------------
                                          Harold Brown

                                      By: /s/ Edward H. Malone
                                          --------------------
                                          Edward H. Malone

                                      By: /s/ Lindsey F. Williams
                                          -----------------------
                                          Lindsey F. Williams